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                              May 5, 2023

       Steven DeMartino
       President, CFO, Treasurer & Secretary
       Transact Technologies Inc.
       One Hamden Center
       2319 Whitney Ave
       Suite 3B
       Hamden, CT 06518

                                                        Re: Transact
Technologies Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 28,
2023
                                                            File No. 000-21121

       Dear Steven DeMartino:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Disclosure Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 28

   1. We note your disclosures where you indicate that management, including your CEO and
                                                        CFO, has concluded that
your consolidated financial statements, included in this Form 10-
                                                        K, fairly present, in
all material respects, your financial condition, results of operations and cash flows for the
periods presented in conformity with generally accepted accounting principles, and that
they can be relied upon. Please amend your filing to provide management's conclusion
on the effectiveness of your disclosure controls and procedures as of December 31,
2022. Refer to Item 307 of Regulation S-K.
 Steven DeMartino
FirstName  LastNameSteven
Transact Technologies Inc. DeMartino
Comapany
May  5, 2023NameTransact Technologies Inc.
May 5,
Page 2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology